Investor Presentation

The Combination of SP Acquisition Holdings, Inc. & Frontier Financial Corporation

August 13, 2009

DISCLAIMERS

DISCLAIMER REGARDING THIS PRESENTATION

This presentation (the "Presentation") was prepared by SP Acquisition Holdings, Inc. ("SPAH") for the benefit of its investors solely for the purpose of explaining the contemplated merger of Frontier Financial Corporation ("FFC") with and into SPAH. In the analysis of certain comparable companies in this Presentation, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was available to us from publicly available sources. In addition, we have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial conditions, results of operations, business or prospects of certain of the comparable companies since the date of the most recent publicly available financial statements of such comparable companies. Furthermore, we have not independently verified market and industry data from third-party sources. This Presentation does not purport to address the relative merits of different alternatives or all risks, uncertainties or assumptions associated therewith. The preparation of this Presentation involved various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to particular circumstances and, therefore, is not readily susceptible to summary description. Furthermore, we made qualitative judgments as to the significance and relevance of each analysis and factor considered in the preparation of this Presentation. Thus, we believe that this Presentation should be considered as a whole. Selecting portions of the Presentation, without considering all information contained in the Presentation, could create an incomplete view. The views expressed herein are necessarily based on economic, market, financial and other conditions as we believed they existed, and on the information publicly available to us, as we prepared this Presentation and we undertake no obligation to update or otherwise revise these materials.

SPAH has filed a registration statement and Frontier has filed a preliminary proxy statement, in each case that contains a preliminary joint proxy statement/prospectus, with the SEC in connection with the proposed merger between SPAH and Frontier and related transactions as described in the report on Form 8-K filed by SPAH with the SEC on August 3, 2009 and the exhibits thereto. Stockholders and warrant holders and other interested persons are advised to read the joint proxy statement/prospectus in connection with SPAH's and FFC's solicitation of proxies for the special meetings because it will contain important information. Such persons can also read SPAH's final prospectus, dated October 10, 2007, in connection with SPAH's initial public offering, SPAH's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and other reports filed with the SEC for a description of the security holdings of SPAH's officers, directors and affiliates and their respective interests in the successful consummation of the merger. The definitive joint proxy statement/prospectus will be mailed to SPAH stockholders and warrant holders and FFC stockholders as of a record date to be established for voting on the merger and the amendments to the warrant agreement, as the case may be. Stockholders and warrant holders will also be able to obtain a copy of the definitive joint proxy statement/prospectus, without charge, by directing a request to: SP Acquisition Holdings, Inc., 590 Madison Ave., 32nd floor, New York, NY 10022 and Frontier Financial Corporation, 332 SW Everett Mall Way, Everett, WA 98204. Free copies of these documents, once available, can also be obtained, without charge, at the sec's internet site (http://www.sec.gov).

SPAH, Frontier and their respective directors, executive officers, affiliates and other persons may be deemed to be participants in the solicitation of proxies for the special meetings of stockholders and warrant holders to approve the merger and the related transactions. The underwriters of SPAH's initial public offering may provide assistance to SPAH, Frontier and their respective directors and executive officers, and may be deemed to be participants in the solicitation of proxies. Approximately $17.3 million of the underwriters' fees relating to SPAH's initial public offering were deferred pending stockholder approval of SPAH's initial business combination, and stockholders are advised that the underwriters have a financial interest in the successful outcome of the proxy solicitation. SPAH is in negotiation with its underwriters regarding the amount and form of payment of such deferred underwriting fees from SPAH's initial public offering. The results of these negotiations are uncertain and could result in $17,316,000 in additional costs for the pro forma company which could be paid in cash.

DISCLAIMERS (cont'd)

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Presentation contains forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance, and business of the combined entity following the consummation of the Merger. These statements are preceded by, followed by, or include the words "may," "intend," "might," "will," "continue," "could," "should," "expect," "predict," "project," "anticipate," "intend," "plan," "believe," "estimate," "potential," "possible" or "continue," the negative of these terms or other comparable terminology or expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our beliefs and assumptions (or those of analysts or others, as the case may be), which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding the potential receptiveness of the market to valuation of comparable companies at levels reflecting multiples at which comparable companies are valued, equity market conditions and the effects on market valuations of such comparable companies' future performance (which future performance is itself subject to risks and uncertainties). Forward-looking statements involve risks, uncertainties and assumptions that could prove inaccurate. Accordingly, actual outcomes will likely differ materially from those contained in any forward-looking statement. You should recognize these statements for what they are and not rely on them as facts. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update, publicly or otherwise, any of them in light of new information or future events.

Many possible events or factors could affect the future financial results and performance of the combined company following the Merger. This could cause the results or performance of the combined company to differ materially from those expressed in the forward-looking statements. Investors should consider these important factors when voting on the Merger. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to: (1) delays in closing the Merger whether due to the inability to obtain stockholder or regulatory approval or otherwise, (2) loss of key personnel or an expenditure by the combined company of a greater amount of resources attracting, retaining and motivating key personnel than in the past, (3) a significant increase in competition among depository and other financial institutions, (4) changes in the interest rate environment that reduce operating margins, (5) general economic conditions, either nationally or in Washington and Oregon, may be less favorable than expected resulting in, among other things, a deterioration in credit quality and an increase in credit risk-related losses and expenses, (6) loan losses may exceed the level of allowance for loan losses of the combined entity, (7) the rate of delinquencies and amount of charge-offs may be greater than expected, (8) the rates of loan growth and deposit growth may not increase as expected, (9) legislative or regulatory changes may adversely affect the business of the combined company, (10) modification of pending regulatory actions against Frontier in a manner reasonably acceptable to SPAH, including by the elimination of certain provisions and consequences related thereto, (11) costs related to the Merger may reduce the combined entity's working capital and (12) SPAH may fail to close the Merger and may be forced to dissolve and liquidate. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

DISCLAIMERS (cont'd)

DISCLAIMER REGARDING VALUATIONS

The information set forth in this Presentation (including all footnotes) reflect a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and, therefore, such analyses are not readily susceptible to partial analysis or summary description. None of the companies selected for comparison herein is identical to FFC or its operating subsidiary (the "Bank"), and SPAH's suggestions or other options selected for review herein are not intended to be representative of the entire range of possible options for SPAH. The information herein is not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such information. We make no representation herein as to the price at which the shares of the combined entity will trade at any future time or the future value of the combined entity. Such trading prices may be affected by a number of factors, including but not limited to changes in prevailing interest rates and other factors which generally influence the price of securities, adverse changes in the current capital markets, and the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the combined company or the comparable companies or in the industries in which they participate. There are risks that the price of shares of the surviving company may decline due to changes in economic conditions, changes in interest rates, shrinkage of market in the future or due to many other reasons. This Presentation is not intended to have any effect on the share price of any company

DISCLAIMER REGARDING PRO FORMA FIGURES

Pro forma figures used in the Presentation may not have been prepared under generally accepted accounting principles used in the United States ("GAAP") and in some cases pro forma figures may differ greatly from those derived from GAAP. In addition, pro forma figures or amounts herein do not purport to indicate the financial position or results of operations as of any future date or for any future period. Please refer to the pro forma information in conjunction with the accompanying notes to the pro forma financial statements and the historical financial statements and the accompanying notes thereto and the sections entitled "Information about SPAH— Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Information about Frontier—Management's Discussion and Analysis of Financial Condition and Results of Operations" in the joint proxy statement/prospectus of FFC and SPAH.

NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures used in this Presentation are not prepared in accordance with generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies.   We believe these non-GAAP financial measures provide meaningful supplemental information regarding operating performance.   We include these non-GAAP financial measures (which should be viewed as a supplement to, and not a substitute for, their comparable GAAP measures) in this Presentation because we believe they are useful to investors in allowing for greater transparency.

Executive Summary

All figures are as of June 30, 2009

- SP Acquisition Holdings, Inc. ("SPAH") and Frontier Financial Corporation ("FFC") signed a merger agreement on July 30, 2009 (the "Transaction")

FFC	SPAH	Post-Transaction FFC

• Frontier Bank
• Strong franchise in the Puget Sound, WA region and presence in the Portland, OR metro area
  - 51 branches
  - 714 employees
• Total Assets of ~$4 billion
• Gross Loans of ~$3.4 billion
• Tangible Book Value of ~$269 million
• Tier I Leverage Ratio of 6.74%
	• ~$426 million of cash in trust
	• ~$30 million investment of additional cash by a SP Acq LLC affiliate
		• $514 million of Tangible Book Value ("TBV") or $10.24 per share
		• Credible pro forma TBV
		  - ~$513 million of net charge-offs and write-downs taken since December 31, 2007 and written down in transaction, ~14% of the December 31, 2007 Gross Loan balance
		• Liquidity
		  - ~20% of Total Assets in cash, fed funds sold and securities
		• Tier I Leverage Ratio of 12.10%

+ **=**

- Merger will result in
  - Substantial revaluation of loan portfolio
  - A stronger capital base, liquid balance sheet and reduced exposure to non-performing loans, positioning FFC to execute its business plan and return to positive earnings
- Leverages new leadership team put in place in December 2008
- The merger creates Post-Transaction FFC at tangible book value
- SPAH and FFC will seek to expand the shareholder base to include fundamental bank investors

Transaction

Transaction Structure

- Exchange ratio of 0.0530 SPAH Common Stock and 0.0530 SPAH Warrants to purchase Common Stock per share of FFC Common Stock
  - Current FFC shareholders will receive ~2.5 million shares of SPAH Common Stock and ~2.5 million warrants to purchase SPAH Common Stock

- SPAH will amend the warrant agreement, moving the strike price from $7.50 to $11.50 and extending the maturity of the warrants to 7 years after the Transaction closes

- SP Acq LLC and SPAH Directors will forfeit a combined ~9.5 million shares of SPAH Common Stock
  - SP Acq LLC and affiliates will exchange a substantial amount of their securities for non-voting shares (or warrants exercisable into non-voting shares) in order to facilitate regulatory approval

- A SP Acq LLC affiliate will invest an incremental $30 million of cash at the time of the Transaction

Transaction Sources	(USD thousands)
Cash from Trust	$426,331
SPAH Unrestricted Cash	1,591
SP Acq LLC Affiliate Co-Investment	30,000
Securities Issued to FFC Shareholders	40,711
Total Sources	**$498,633**

Transaction Uses	(USD thousands)
Securities Issued to FFC Shareholders	$40,711
Rollover Cash to Post-Transaction FFC (1)(2)(3)	444,422
Total Transaction Fees & Expenses	13,500
Total Uses	**$498,633**

Summary of Shares (USD millions)	At IPO	At Merger	Fully Diluted > $11.50
Common Shares			
Public (1)	43.3	43.3	43.3
SP Acq LLC and SPAH Directors	10.2	0.7	0.7
SP Acq LLC Affiliate	0.7	0.7	0.7
SP Acq LLC Affiliate Co-Invest	--	3.0	3.0
Shares to FFC (2)	--	2.5	2.5
Total Shares	**54.1**	**50.2**	**50.2**
Warrants			
Public	43.3	--	43.3
SP Acq LLC and SPAH Directors	17.2	--	17.2
SP Acq LLC Affiliate	0.7	--	0.7
SP Acq LLC Affiliate Co-Invest	--	--	3.0
Warrants to FFC (2)	--	--	2.5
Pro Forma Warrants	**61.1**	**--**	**66.6**
Fully Diluted Shares	115.2	50.2	116.8
Warrant Exercise Price	$7.50	$11.50	$11.50
Proceeds from Warrants	$--	$--	$766.0
Ownership			
Public	80.0%	86.3%	74.1%
SP Acq LLC and SPAH Directors	18.8%	1.4%	15.3%
SP Acq LLC Affiliate	1.2%	7.3%	6.3%
FFC	--	5.0%	4.3%

Notes
1. Assumes no exercise of conversion rights. If 10% of SPAH's shares were converted (minus one share), SPAH would have to pay approximately $42,716 in exchange for 4,328,959 shares.
2. Assumes no exercise of dissenter's rights. If holders of 10% of FFC's shares exercised and perfected their dissenters' rights, SPAH would have to pay the fair value of those shares, in cash, as determined by Chapter 13 of the Washington Business Corporate Act.
3. SPAH is in negotiation with its IPO underwriters regarding the amount and form of payment of the deferred underwriting fees from SPAH's IPO totaling $17,316. The results of these negotiations are uncertain and could result in $17,316 in additional costs for the pro forma company which could be paid in cash.

Source: S-4, other public filings and reconciliation on page 56.

Transaction Overview

- The merger seeks to accomplishes three objectives:
  - Frontier Bank ("Frontier" or the "Bank") will be recapitalized, creating an over-capitalized bank (relative to regulatory "well-capitalized" guidelines)
    - Write-down a substantial amount of non-performing loans as part of the Transaction (~$200 million)
    - Provide flexibility in dealing with work outs of non-performing loans
    - Comply with the regulatory mandated minimum Tier I Leverage Ratio of 10.00% which may help SPAH and Frontier obtain relief from certain key provisions of the cease and desist order and written agreement
  - Positions the Bank to fund new growth initiatives that include further developing its lending activities at today's historically wide spreads and conservative underwriting environment
  - Reconstitute FFC at tangible book value
- FFC shareholders will receive 0.0530 shares of SPAH Common Stock and 0.0530 warrants to purchase SPAH Common Stock for each of their FFC shares
- Additionally, a <u>SP Acq LLC affiliate will invest an incremental $30 million of cash</u> at the time of the Transaction
  - SP Acq LLC and SPAH Directors will forfeit approximately 9.5 million shares, eliminating dilution from SPAH's original founder's promote
  - SP Acq LLC and affiliates will exchange a substantial amount of voting securities for non-voting securities to facilitate regulatory approvals
- The Transaction will combine SPAH's cash in trust with FFC's TBV (after fair value adjustments), resulting in an over-capitalized (relative to regulatory "well-capitalized" guidelines) Post-Transaction FFC, with a Tier I Leverage Ratio of 12.10%
- Assuming the Post-Transaction FFC stock trades at a similar Price / TBV as the comparable companies' (selected by management as appropriate[1]) average of 1.40x, there is a potential for a premium to SPAH's current share price

Note
1. Comparable companies presented on page 13. The criteria for selection of the comparable companies was western region commercial banks trading at or above tangible book value. Using a different set of comparables could result in different conclusions.

Pro Forma Balance Sheet

Pro Forma Balance Sheet (USD thousands, except per share figures)	FFC Jun-09	141(R) (1) (+/-)	FFC Adj. Jun-09	SPAH Jun-09	M&A Adj. (2) (+/-)	Pro Forma Jun-09	Comments
Assets							
Cash, Cash in Trust, Cash Equivalents & Due From Banks	$42,697	$--	$42,697	$427,922	$16,500	$487,119	• SP Acq LLC Affiliate cash investment less
Federal Funds Sold	289,871	--	289,871	--	--	289,871	transaction costs
Total Securities	83,399	(55)	83,344	--	--	83,344	
Gross Loans	$3,416,219	($299,892)	$3,116,327	$--	$--	$3,116,327	• FAS 141(R) net write-down of loans for credit / yield
(-) Allowance for Loan Losses	(98,583)	98,583	--	--	--	--	• FAS 141(R) ALLL written down to 'zero'
Net Loans	**$3,317,636**		**$3,116,327**	**$--**		**$3,116,327**	
Other Current Assets	--	--	--	884	--	884	• Reclassification of SPAH pre-paid expenses to other
Net PP&E	49,649	21,924	71,573	--	--	71,573	• FAS 141(R) adjustment to Net PP&E
Goodwill & Other Intangible Assets	687	47,744	48,431	--	--	48,431	• FAS 141(R) Core Deposit Intangibles written up
FHLB Stock	19,885	--	19,885	--	--	19,885	
Bank Owned Life Insurance	24,824	--	24,824	--	--	24,824	
Other Real Estate Owned	54,222	--	54,222	--	--	54,222	
Prepaid Expenses And Other Assets	104,533	--	104,533	--	--	104,533	• $68.5 million income tax-refund receivable
Total Assets	**$3,987,403**		**$3,855,707**	**$428,806**		**$4,301,013**	
Liabilities							
Total Deposits	$3,249,133	$18,559	$3,267,692	$--	$--	$3,267,692	• FAS 141(R) deposits written up
Federal Funds Purchased	17,564	--	17,564	--	--	17,564	
FHLB Advances	421,130	6,237	427,367	--	--	427,367	• FAS 141(R) FHLB advances write up due to current rates
Junior Subordinated Debentures	5,156	(3,978)	1,178	--	--	1,178	• FAS 141(R) write-down due to rates and liquidity
Accounts Payable, Accrued Expenses & Other Liabilities	24,934	--	24,934	17,512	(17,316)	25,130	• Reclassified SPAH's deferred IPO fees (3)
Total Liabilities	**$3,717,917**		**$3,738,735**	**$17,512**		**$3,738,931**	
Shareholders' Equity							
Common Equity	$257,694	$--	$257,694	$408,523	($186,983)	$479,234	• Recapitalization of FFC
Retained Earnings	14,215	(152,514)	(138,299)	2,771	218,376	82,848	• FAS 141(R) adj., reclassified IPO fees & transaction fees
AOCI	(2,423)	--	(2,423)	--	2,423	--	• Other FAS 141(R) adjustments
Total Shareholders' Equity	**$269,486**		**$116,972**	**$411,294**		**$562,082**	
Total Liabilities & Shareholders' Equity	**$3,987,403**		**$3,855,707**	**$428,806**		**$4,301,013**	
Total Shareholders' Equity						$562,082	
(-) Intangible Assets						(48,431)	
Pro Forma Tangible Book Value						**$513,651**	
(÷) Pro Forma Shares Outstanding						50,170	
Pro Forma Tangible Book Value per Share						**$10.24**	

Notes

Assumes no SPAH shareholders exercise conversion rights and no FFC shareholders exercise dissenters' rights.

1. FFC's assets and liabilities are revalued at fair value based on preliminary FAS 141(R) adjustments.
2. Assumes no exercise of conversion rights. If 10% of SPAH's shares were converted (minus one share), SPAH would have to pay approximately $42,716 in exchange for 4,328,959 shares; assumes no exercise of dissenter's rights. Assumes no exercise of dissenter's rights. If holders of 10% of FFC's shares exercised and perfected their dissenters' rights, SPAH would have to pay the fair value of those shares, in cash, as determined by Chapter 13 of the Washington Business Corporate Act.
3. SPAH is in negotiation with its IPO underwriters regarding the amount and form of payment of the deferred underwriting fees from SPAH's IPO totaling $17,316. The results of these negotiations are uncertain and could result in $17,316 in additional costs for the pro forma company which could be paid in cash.

Source: S-4 , other public filings, and reconciliations on page 56 and 57.

Valuation

Illustrative Book Value Per Share

(USD thousands)	
FFC Book Value as of June 30, 2009	$269,486
FAS 141(R) Net Adjustments to Book Value	(152,514)
Other Transaction Adjustments to Book Value [1][2][3]	445,110
Pro Forma Book Value	**$562,082**
Core Deposit Intangibles	(48,431)
Pro Forma Tangible Book Value	**$513,651**
Pro Forma Shares Outstanding [1][2]	50,170
Pro Forma Tangible Book Value Per Share	**$10.24**

	Low	Average	High
Pro Forma Tangible Book Value Per Share	$10.24	$10.24	$10.24
Tangible Book Value Multiple of Comparables [4]	1.05x	1.40x	1.91x

- Following the Transaction adjustments, FFC will have a fair value balance sheet and credible tangible book equity

- For comparative purposes only, if Post-Transaction FFC's pro forma tangible book value per share is $10.24, then using the range of Price / Tangible Book multiples for the comparable Western Region Commercial Banks (selected by management as appropriate[4]) there is a potential for a premium to SPAH's current share price

  – There is no guarantee that Post-Transaction FFC stock will trade to the tangible book value multiples presented

- If the warrants were exercised, FFC would receive $766 million in additional tangible capital, offsetting dilution from the new shares at today's share prices and providing significant capital to take advantage of current opportunities

Notes
1. Assumes no exercise of conversion rights. If 10% of SPAH's shares were converted (minus one share), SPAH would have to pay approximately $42,716 in exchange for 4,328,959 shares.
2. Assumes no exercise of dissenter's rights. If holders of 10% of FFC's shares exercised and perfected their dissenters' rights, SPAH would have to pay the fair value of those shares, in cash, as determined by Chapter 13 of the Washington Business Corporate Act.
3. SPAH is in negotiation with its IPO underwriters regarding the amount and form of payment of the deferred underwriting fees from SPAH's IPO totaling $17,316. The results of these negotiations are uncertain and could result in $17,316 in additional costs for the pro forma company which could be paid in cash.
4. Comparable companies presented on page 13. The criteria for selection of the comparable companies was western region commercial banks trading at or above tangible book value. Using a different set of comparables could result in different conclusions.
Source: S-4, other public filings and reconciliations on page 57 and 58.

Valuation Summary

- Management's efforts to charge-off non-performing loans and the FAS 141(R) fair value adjustments should bring FFC's book value to fair value

- After the capital injection, management should be able to focus on underwriting strong credits at historically high spreads

- Transaction reconstitutes FFC with significant potential upside

- Assuming the Post-Transaction FFC stock trades at a similar Price / TBV as the comparable companies' (selected by management as appropriate[1]) average of 1.40x, there is a potential for a premium to SPAH's current share price

Note
1. Comparable companies presented on page 13. The criteria for selection of the comparable companies was western region commercial banks trading at or above tangible book value. Using a different set of comparables could result in different conclusions.

11

Comparable Companies

- The Post-Transaction FFC offers an opportunity to invest in a bank with a well-capitalized balance sheet and strong earnings potential
  - Since December 31, 2007, and including anticipated fair value adjustments taken under FAS 141(R) for the Transaction, the Bank will have written-off $513 million of loans on an original gross loan balance of $3,612 million (~14%)

- Pro forma for the Transaction the Bank will have recognized most of the $492 million in potential losses suggested by the Supervisory Capital Assessment Program ("SCAP") analysis, under the adverse case scenario, with significant equity coverage remaining

- FFC should have a Tier I Leverage Ratio of 12.10%, which is greater than most of the FFC's comparables (selected by management as appropriate[1])

- Significant tangible book equity of $514 million underlies the investment in Post-Transaction FFC

- Pro forma for the Transaction, approximately 20% of total assets are anticipated to be in cash, fed funds sold and securities; liquid assets as a percentage of TBV is anticipated to be ~167%

Note
1. Comparable companies presented on page 13. The criteria for selection of the comparable companies was western region commercial banks trading at or above tangible book value. Using a different set of comparables could result in different conclusions.

Comparable Companies (cont'd) (8)

Based on GAAP Financials and other publicly available information for quarter ending June 30, 2009 unless otherwise noted

Western Region Commercial Banks Trading over Tangible Book Value (1) (8)

Company	Price 8/7/09	52-Week Low	52-Week High	Equity Value	Price / TBV	Tangible Common Equity	Tier I Leverage Ratio	TCE / Tangible Assets	2010 Price / Earnings	Estimated SCAP Loss (4)	Estimated SCAP Loss % of TCE (5)	Most Recent Quarter Cost of Funds	20 Yr Median ROAA (6)
Bank of Marin Bancorp	$31.33	$17.01	$33.81	$163,090	1.57x	$103,587	9.38%	9.47%	12.3x	$95,084	92%	0.75%	1.22%
Columbia Banking System, Inc. (2)	14.76	4.76	29.00	269,578	1.14x	236,969	11.30%	8.11%	NM	176,061	74%	1.09%	0.86%
CVB Financial Corp.	8.08	4.91	20.00	673,278	1.54x	436,563	9.79%	6.87%	14.7x	268,162	61%	1.52%	1.49%
First California Financial Group, Inc.	5.57	3.62	9.00	64,797	1.05x	62,040	9.46%	4.51%	14.7x	82,056	132%	NA	0.30%
Glacier Bancorp, Inc.	16.51	11.80	40.05	1,015,692	1.91x	531,928	12.02%	9.71%	18.6x	384,897	72%	1.15%	1.52%
Pacific Continental Corporation	11.07	9.40	16.59	142,504	1.48x	96,568	10.69%	8.72%	13.5x	84,657	88%	1.28%	1.70%
PacWest Bancorp	18.55	9.36	40.00	576,402	1.40x	428,680	12.67%	9.65%	NM	374,604	87%	1.30%	1.43%
Sierra Bancorp	13.79	6.10	24.50	133,475	1.27x	104,854	10.05%	8.13%	10.1x	78,494	75%	1.10%	1.33%
TriCo Bancshares	17.10	10.60	32.77	269,885	1.47x	184,006	10.86%	8.88%	19.0x	126,424	69%	NA	1.25%
Umpqua Holdings Corporation (3)	11.24	6.68	23.10	677,064	1.33x	510,112	11.70%	6.37%	NM	524,106	103%	1.43%	1.27%
Westamerica Bancorporation	54.05	33.08	78.51	1,579,007	5.01x (7)	314,987	8.14%	6.26%	16.6x	219,391	70%	0.49%	1.68%
Western Alliance Bancorporation	7.57	3.72	27.66	548,288	1.23x	437,100	8.36%	7.75%	NM	356,642	82%	1.61%	NA
Mean					**1.40x** (7)		**10.37%**	**7.87%**	**14.9x**		**84%**	**1.17%**	**1.28%**
Median					**1.40x** (7)		**10.37%**	**8.12%**	**14.7x**		**78%**	**1.22%**	**1.33%**
Pro Forma Frontier Financial Corporation						**$513,651**	**12.10%**	**12.08%**		**$15,042**	**3%**	**2.59%**	**2.00%**

- After accounting for Transaction adjustments, FFC should have a Tier I Leverage Ratio of 12.10%
- With the addition of SPAH's capital and the FAS 141(R) adjustments to the loan book, FFC's exposure to Adverse SCAP Loss estimates should amount to only 3% of tangible common equity
- Comparable companies selected for Western Region commercial banks trading above tangible book value

	Low	High
Price / TBV Range	**1.05x**	**1.91x**

Notes

1. Excludes ethnic focused banks.
2. Priced $104 million of common equity in a public offering on August 5, 2009.
3. Announced a $175 million public offering of common equity on August 11, 2009.
4. Net SCAP estimated loss determined using the "adverse" case scenario based on December 31, 2008 loan portfolio. Net of: net charge-offs in 1H 2009, and pro forma allowances for loan and lease losses ("ALLL") in excess of pro forma ALLL/Loans of 1.50%.
5. Assumes net SCAP estimated loss impacts equity dollar-for-dollar.
6. Based on GAAP ROAA from 1989-2008, where available.
7. Mean and median price / tangible book value multiples exclude Westamerica Bancorporation.
8. The criteria for selection of the comparable companies was western region commercial banks trading at or above tangible book value. Using a different set of comparables could result in different conclusions.

Source: S-4, other public filings and reconciliations on page 58.

Due Diligence Process Summary

- There was extensive due diligence on the Bank's loan portfolio; credit analysis was completed by multiple parties:
  - The Bank's Special Assets Group currently meets weekly and makes internal assessments for potential loan losses and quality of collateral
    - The group focuses on work-outs and property sales, seeking to provide real-time data to support valuations
  - SPAH investment professionals observed Special Assets Group meetings over the past two months, reviewing some of the Bank's non-performing loans and a substantial portion of the larger performing loans
  - A third-party consultant conducted two loan reviews in the past nine months. The consultant was onsite and reviewed 65% of the loan portfolio on a loan-by-loan basis as recently as July 2009 - a statistical extrapolation was performed on the balance of the loan portfolio
- SPAH and SPAH's advisors performed customary legal, financial, regulatory and operational diligence on Frontier and Frontier's business
- FFC has been subject to ongoing oversight and review as part of its cease and desist order with the FDIC and the State of Washington Department of Financial Institutions (the "State of Washington"), and as part of its agreement with the Federal Reserve Board ("FRB")
- The FAS 141(R) fair value assessment performed by RP Financial resulted in a write-down of the Bank's loan portfolio by ~$327 million for credit

FAS 141(R) Fair Value Assessment (USD Thousands)	Loan Balance	Discount Factor	FAS141(R) Adjustment	Loan Balance
Performing Loans				
Construction, Land Development and Lots	$808,669	10.0%	($80,867)	$727,802
Other	1,698,222	1.3%	(21,988)	1,676,234
30 - 89 Day Delinquent - C, LD and L	100,090	20.0%	(20,018)	80,072
30 - 89 Day Delinquent - Other	44,680	10.0%	(4,468)	40,212
Non-Accrual Loans				
Construction, Land Development and Lots	652,197	26.3%	(171,484)	480,713
Other	112,361	25.0%	(28,090)	84,271
Total	**$3,416,219**	**9.6%**	**($326,915)**[1]	**$3,089,304**

Note
1. In addition to the $213 million of net charge-offs since December 31, 2007.
Source: RP Financial 141(R) fair value assessment; selected data on pages 53 - 55.

Business Overview: Pre & Post-Transaction

FFC Overview

- FFC, through its subsidiary Frontier, a Washington State chartered bank, services customers primarily in Washington State with a small presence in Oregon
  - As of June 30, 2009, Frontier had ~$3.4 billion in Gross Loans, ~$98.6 million of Loan Loss Reserves and ~$4.0 billion of Total Assets

- Frontier's ~$3.4 billion loan portfolio consists of Commercial & Industrial ("C&I") (12%), Commercial Real Estate (30%), Construction (21%), Land Development (14%), Lots (8%) and Residential 1-4 Family (13%)
  - Non-performing loans totaled $765 million (before reserves) as of June 30, 2009

- Pat Fahey became CEO of FFC and Mike Clementz became President of FFC on December 8, 2008

- Since late 2008, Management has been focused on managing non-performing assets and carefully reducing expenses
  - In November 2008, the Bank created a Special Assets Group of 37 professionals that work-out, monitor and track non-performing assets
  - At June 30, 2009, the Bank had 51 branches and 714 employees, down from 827 employees at September 30, 2008

- Frontier is regulated by the FDIC and the State of Washington; FFC is regulated by the FRB
  - On March 18, 2009 the FDIC and State of Washington issued a cease and desist order to the Bank; a similar agreement was later entered into between FFC and the FRB
    - The cease and desist orders were issued on the basis of the June 30, 2008 FDIC / State of Washington examination
    - Significant progress had been made to address all the issues raised in the examination, excluding the required minimum capital ratio which the Transaction will address

Introduction to the Post-Transaction Business

- This transaction should afford Frontier valuable strategic advantages in this challenging environment, ushering in a new chapter in the company's 30+ year history. Management believes the transaction should:
  - Revitalize customer and employee confidence in the Bank's ongoing safety and future prospects
  - Allow management to refocus its efforts on the execution of the new business banking plan at a time of significant market dislocation
  - Double the average liquidity level of the past five fiscal years

- The FAS 141(R) fair value accounting adjustments coupled with Frontier's ongoing vigilance in the handling of problem credits should put Frontier in a proactive position related to the ongoing management of problem credits
  - The additional capital cushion means the Bank does not anticipate being a forced seller as it monetizes non-performing assets
    - Empower the Bank to explore all options available to maximize recovery value

- Frontier anticipates returning to positive earnings
  - Yields on new and existing, performing assets and improved cost of funding are anticipated to drive net interest margin, ROA and ROE
  - Expectation that loan losses should return to historical levels and no longer wash-away profitability
  - Any incremental retained earnings should further enhance the company's capital position and strategic position

Recapitalization Supports FFC’s Primary Objectives


Equity capital received from SPAH
Recapitalize the balance sheet and reduce exposure to non-performing assets
Invest new equity into growth opportunities
Take control of assets and selectively invest additional monies to complete projects
Sized for bulk sale of non-performing loans while allowing for orderly disposition
Grow C&I lending by underwriting strong credits at historically high spreads
Increase presence in retail banking through new products and services
Move non-performing assets closer to monetization
Resulting cash proceeds to earn highest rate of return available to the Bank
Increase in core deposits and substantially improved fee income
Grow core deposit base

New Growth Initiatives

- Frontier's Post-Transaction recapitalization should allow it to refocus on underwriting loans and improving customer service levels in an environment where many regional competitors are sidelined with capital issues

- By building upon strong customer relationships and deep market position, Frontier may attract customers who want local, full-service banking with a stable, long-term player

- Management has a track record of growing C&I lending successfully
    - Frontier intends to increase its portfolio allocation to C&I loans
    - C&I represents a compelling opportunity for Frontier as the business not only draws on the Bank's current strength of local relationships but also may yield additional core deposits through cash management services

- Grow retail exposure – Washington and Oregon continue to represent attractive markets for Frontier
    - Frontier has targeted the I-5 corridor from Seattle / Bellevue to Tacoma and the Portland metro area for future growth opportunities
    - Frontier currently has 48 branches in Washington State that provide a strong deposit base and the opportunity to grow retail and C&I lending
    - Frontier's position in Oregon is notably less developed with only 3 branches, acquired late in 2007
    - More than 50% of Oregon's deposit market share is concentrated in the top 4 national banks, providing a significant opportunity for community banks to take share
    - Management is currently undertaking marketing projects, which, if successful, will bring incremental retail deposits to Frontier, increasing its core deposit base and lowering its cost of funds

Long-Term Operational Goals

- Frontier will seek to optimize its funding sources through the growth of non-interest bearing and other core deposits

- Pro forma for the Transaction, Frontier expects to cultivate a balanced loan portfolio which reflects the new business banking initiatives and complies with regulatory lending guidelines, including through:
  – Increased proportion of non-real estate lending efforts
  – Reduced proportion of real-estate based lending
  – Increased diversity within the real estate portfolio

- Frontier will closely monitor excess liquidity and intends to deploy such available liquidity opportunistically to:
  – Reduce reliance on high cost deposits
  – Originate additional loans within disciplined underwriting parameters
  – Reduce exposure to non-performing loans

- In addition, Frontier may:
  – acquire branches and other financial institutions, including being in a position to bid for failed financial institutions
  – Repurchase shares

- Flexibility provided by new equity capital and excess liquidity will allow the Board of Directors to work with management to selectively choose the optimal strategy to maximize shareholder value

Summary – Post-Transaction FFC

- Substantially improved <u>Capital</u> position and regulatory capital ratios

- Improvement in <u>Asset</u> quality by virtue of additional write-downs of loans

- Improved governance with additions to holding company and bank boards while maintaining continuity of <u>Management</u>

- Ability to return to positive <u>Earnings</u>

- Improved <u>Liquidity</u> position

- Valuation at tangible book value

Regulatory and Closing Conditions

Regulatory Issues

- Frontier is currently operating under a cease and desist order from the FDIC and the State of Washington and a written agreement with the FRB
  - Cease and desist was issued based on the regulatory examination conducted by the FDIC and the State of Washington in June 2008
  - Prior to signing the merger agreement, SPAH and Frontier held discussions with the FDIC, the State of Washington and the FRB
  - SPAH and Frontier continue to work with the regulatory agencies

- The merger includes closing conditions related to regulatory approval and the existing regulatory orders
  - SPAH must be approved as a bank holding company by the FRB
  - The Transaction must also be approved by the State of Washington

- SPAH has taken a number of proactive steps to increase the likelihood that regulatory approvals required as conditions to close would be received
  - As part of the Transaction, SP Acq LLC and its affiliates will convert part of their shares to non-voting shares to limit their amount of voting shares
    - SP Acq LLC and affiliates will hold a maximum of 4.99% of the voting shares of the company following the Transaction
    - Warrants will be structured so SP Acq LLC and affiliates will hold a maximum of 4.99% of the voting shares of the company after warrant exercise
  - SPAH will retain one of the five Post-Transaction FFC board seats
  - SPAH management will resign and will be replaced by the existing management team of FFC

Principal Closing Conditions

- SPAH requires 50% + 1 public shareholder approval

- No more than 10% minus one of the SPAH public shareholders shall have voted against the transaction and converted their shares to cash
  - SPAH may waive this condition

- SPAH requires 50% + 1 of public warrant holder approval to amend the warrant agreement

- FFC requires approval from shareholders owning 2/3 of FFC's outstanding shares

- The closing of the Transaction is subject to FRB approval of SPAH's application for bank holding company status and approval by the State of Washington

- Frontier is operating under a cease and desist order from the FDIC and the State of Washington, and a written agreement with the FRB, that each imposes incremental regulatory oversight and limits certain business activities
  - SPAH and Frontier are seeking relief from certain key provisions of the cease and desist order and written agreement

Summary

Summary – Key Points

- On July 30, 2009, SPAH and FFC signed a merger agreement
- SPAH is contributing ~$444 million of net cash to recapitalize FFC [1][2][3]
  - A SP Acq LLC affiliate will invest $30 million of cash at the time of the Transaction – a significant vote of confidence in the merger and long-term success of the Bank
- FFC's brings its long-standing client relationships, personnel and banking operations that operate in the Puget Sound, WA region and the Portland, OR metro area
- The Transaction materially improves certain aspects of FFC's financial position:

Key Metrics (USD thousands)	Liquidity / Total Assets	Gross Loans	Non-Performing Loans	Total Assets	Tangible Book Value	Tier I Leverage Ratio
Pre-Transaction	10%	$3,416,219	$764,558	$3,987,403	$268,799	6.74%
Post-Transaction *	20%	3,116,327	564,984	4,301,013	513,651	12.10%

* Based on pro forma information

- Net write-downs and charge-offs since December 31, 2007 totaled $513 million
- The capital injection will position post-Transaction FFC to seek to be a renewed leader in its markets
  - Stronger capital position, above the regulatory "well-capitalized" level
  - Asset portfolio is written-down significantly from previous levels
  - Management can now focus on driving strong, sustainable growth
  - Capital provides a stable platform to potentially return to positive earnings
  - Enhanced liquidity allows for flexibility
- Assuming the Post-Transaction FFC stock trades at a similar Price / TBV as the comparable companies' (selected by management as appropriate[4]) average of 1.40x, there is a potential for a premium to SPAH's current share price

Notes

1. Assumes no exercise of conversion rights. If 10% of SPAH's shares were converted (minus one share), SPAH would have to pay approximately $42,716 in exchange for 4,328,959 shares.
2. Assumes no exercise of dissenter's rights. If holders of 10% of FFC's shares exercised and perfected their dissenters' rights, SPAH would have to pay the fair value of those shares, in cash, as determined by Chapter 13 of the Washington Business Corporate Act.
3. SPAH is in negotiation with its IPO underwriters regarding the amount and form of payment of the deferred underwriting fees from SPAH's IPO totaling $17,316. The results of these negotiations are uncertain and could result in $17,316 in additional costs for the pro forma company which could be paid in cash.
4. Comparable companies presented on page 13. The criteria for selection of the comparable companies was western region commercial banks trading at or above tangible book value. Using a different set of comparables could result in different conclusions.

Source: S-4, other public filings and reconciliations on page 58.

Further Details

Capital

Assets

Management

Earnings

Liquidity

Capital & Ratio Summary

Capital ratios shown for consolidated company



~$300 million of write-downs at Transaction

(USD millions)	FFC Today			Pro Forma FFC			Regulatory Order	Well-Capitalized [1]	Capital for Well-Capitalized [1]	Excess Capital [2]
	Capital	Assets	Capital Ratio	Capital	Assets	Capital Ratio				
Tier I Leverage Ratio	$274	$4,062	6.74%	$514	$4,253	12.10%	10.00%	5.00%	$213	**$302**
Tier I Risk-Based Capital Ratio	274	3,358	8.15%	514	3,138	16.39%	--	6.00%	188	**326**
Total Risk-Based Capital Ratio[3]	316	3,358	9.42%	514	3,138	16.39%	--	10.00%	314	**201**

- FFC should be significantly above the regulatory well-capitalized minimum on all three ratios

- Frontier is anticipating that with the completion of the Transaction that it should return to profitability and become a net capital generator

- The recapitalization turns Frontier from a capital preservation focus to a focus of choosing how and when to use its available capital to best enhance shareholder value

Notes
Capital ratios are approximate.
1. Well-capitalized as per FDIC regulatory definitions.
2. Excess capital above minimum capital required to be well-capitalized.
3. Assumes no Tier II capital pro forma for Transaction.

Supervisory Capital Assessment Program Analysis

(USD thousands)	December 31, 2008	Loss Severity		Total Loss		
Loan Type	Call Report Balance	Baseline	Adverse	Baseline	Adverse	
C&D	$1,825,510	10.0%	16.5%	$182,551	$301,209	
CRE	1,044,984	6.3%	10.5%	65,312	109,723	
First Lien Mortgages	251,015	5.5%	7.8%	13,806	19,454	
C&I	329,910	3.5%	6.5%	11,547	21,444	
Multi-Family	131,261	5.0%	10.5%	6,563	13,782	
Junior Lien Mortgages	97,626	10.5%	14.0%	10,251	13,668	
Farm Loans	35,953	10.5%	14.0%	3,775	5,033	
Other Consumer	30,671	5.0%	10.0%	1,534	3,067	
HELOCs	16,894	7.0%	9.5%	1,183	1,605	
Agricultural Production Loans	16,521	3.0%	10.0%	496	1,652	
Other Loans	7,322	3.0%	10.0%	220	732	
Credit Cards	1,776	14.5%	19.0%	258	337	
Total	**$3,789,443**			**$297,493**	**$491,708**	

	Baseline	Adverse
Net Charge-offs in 1H 2009	(149,751)	(149,751)
Remaining Losses	$147,742	$341,957
FAS 141(R) Loan Write-downs for Credit	(326,915)	(326,915)
Pro Forma Remaining Losses	**($179,173)**	**$15,042**
Pro Forma Tier I Capital	$513,651	$513,651
Remaining Potential SCAP Losses /		
Pro Forma Tier I Capital	**NA**	**2.9%**

- Total net charge-offs and write-downs bring the carrying value of Frontier's loan portfolio to levels suggested by the adverse SCAP case

- After these write-downs, FFC will still have equity capital above regulatory guidelines to be well-capitalized

- This over-capitalized position (compared to regulatory guidelines) puts Frontier in a position of strength to potentially grow its performing loan portfolio and attract new deposits

Source: Public filings and RP Financial 141(R) fair value assessment; selected data on pages 53 - 55.

30

Capital

Assets

Management

Earnings

Liquidity

Loan Assets Pre / Post-Transaction

All figures are as of June 30, 2009

Loan Portfolios by Loan Type, Pre-Transaction


Performing Loans
Installment & Other loans 3%
Commercial & Industrial 15%
Residential 1-4 family 15%
Completed Lots 7%
Land Development 8%
Construction 17%
Commercial Real Estate 35%

Pre-Transaction: $2,652 million
Post-Transaction: $2,551 million


Non-Performing Loans
Installment & Other loans 0%
Commercial & Industrial 4%
Residential 1-4 family 5%
Commercial Real Estate 10%
Completed Lots 11%
Land Development 35%
Construction 35%

Pre-Transaction: $765 million
Post-Transaction: $565 million


Total Loans
Installment & Other loans 2%
Residential 1-4 family 13%
Commercial & Industrial 12%
Completed Lots 8%
Land Development 14%
Commercial Real Estate 30%
Construction 21%

Pre-Transaction: $3,416 million
Post-Transaction: $3,116 million

- The FAS 141(R) fair value adjustment resulted in a substantial revaluation of the loan portfolio
  - ~$127 million (4.8%) write-down, ~$100 million net write-down (with write-up for yield adjustments), in the Performing Loan portfolio
  - ~$200 million (26.1%) write-down in the Non-Performing Loan Portfolio

FAS 141(R) Fair Value Loan Adjustment Summary (USD thousands)	**Performing Loans**	**NPLs**	**Total Loans**	**Comments**
As Reported, June 30, 2009	$2,651,661	$764,558	$3,416,219	▪ Loan balances as reported in SEC filings
(-) Credit Adj.	(127,341)	(199,574)	(326,915)	▪ Write-down to fair value
(+) Yield Component Adj.	27,023	--	27,023	▪ Variance between Loan coupons and market rates
As adj. for FAS 141(R), June 30, 2009	**$2,551,343**	**$564,984**	**$3,116,327**	

Source: RP Financial 141(R) fair value assessment; selected data on pages 53 - 55.

Addressing the Credit Issues

All figures are approximate

Key Metrics	As Reported		Pro Forma
(USD thousands)	Jun-08	Jun-09	Jun-09
Gross Loans	$3,807,278	$3,416,219	$3,116,327
ALLL	78,722	98,583	--
NPL (1)	119,936	764,558	564,984
Tangible Common Equity	384,203	268,799	513,651

As of June 30, 2009:

- Total charge-offs and write-downs since December 31, 2007: $213 million
- Reduction in Acquisition, Development and Construction ("ADC") Loans (including undisbursed loans) since June 30, 2008: $916 million

As of June 30, 2009, pro forma for FAS 141(R) adjustments:

- Total charge-offs and write-downs since December 31, 2007: $513 million
- Reduction in ADC Loans since June 30, 2008: $1,188 million

- Additional reserves and charge-offs may be taken as appropriate – the new capital should serve as a cushion to any incremental charge-offs that are necessary
- There is a potential for a recovery of some amount of the written-down assets

Note
1. Non-performing loans ("NPL").

Cumulative Charge-offs and Reserves through the Cycle

NPA Schedule (USD thousands)	Gross Loans (1)	NPLs	OREO	NPA	NPA Ratio	Net Charge-Offs	Loan Loss Reserves	ALLL (2)	ALLL / Total Loans	Cumulative Charges (3)
3/31/08	$3,716,950	$38,767	$633	$39,400	1.06%	$2,982	$9,000	$60,277	1.62%	1.75%
6/30/08	3,807,278	119,936	3,681	123,617	3.25%	6,533	24,500	78,722	2.07%	2.44%
9/30/08	3,832,052	205,197	3,693	208,890	5.45%	14,271	42,100	106,635	2.78%	3.61%
12/31/08	3,778,733	435,225	10,803	446,028	11.80%	39,234	44,400	112,556	2.98%	4.86%
3/31/09	3,659,510	656,373	18,874	675,247	18.45%	59,508	58,000	111,484	3.05%	6.48%
6/30/2009 Pre-Transaction	3,416,219	764,558	54,222	818,780	23.97%	90,243	77,000	98,583	2.89%	8.62%
(+/-) FAS 141(R) Adj.	(299,892)	(199,574)	--	(199,574)	NA	299,892	--	(98,583)	NA	NA
6/30/09 Pro Forma	$3,116,327	$564,984	$54,222	$619,206	19.87%	$--	$--	$--	--	14.19%

- Management has been proactive in charging-off non-performing assets and taking reserves against the loan portfolio

- Pre-Transaction, as of June 30, 2009, on a cumulative basis, Frontier has taken charges to its Shareholders' Equity in the amount of ~9% of its Gross Loan balance at December 31, 2007, or $213 million

- In connection with the Transaction, Frontier will write-down Gross Loans by a further $300 million as a result of the FAS 141(R) fair value adjustments

- Pro forma for the Transaction, Frontier will have charged-off ~14% of its December 31, 2007 Gross Loan balance, representing a total of ~$513 million (includes cumulative charge-offs and current ALLL as well as the FAS 141(R) adjustments)

Notes
1. Gross Loans includes Loans Held for Sale.
2. ALLL excludes undisbursed loan loss reserves.
3. Cumulative Charges is calculated by cumulatively adding Net Charge-offs, starting with the Net Charge-off amount for the fiscal quarter ending March 31, 2008 and adding the ALLL for the specific period, divided by the Gross Loan balance as of December 31, 2007.

Cumulative Charge-offs of Non-Performing Loans

All figures are as of June 30, 2009

NPL Analysis	FFC		FAS 141(R)		FFC Adj.	
(USD thousands)	**Jun-09**		**(+/-)**		**Jun-09**	
Analysis of Charges to Book Equity						
Current Non-Performing Loan Balance	$764,558	(A)	($199,574)	(E)	$564,984	(F)
Cumulative Charge-offs to NPL Portfolio (1)	124,149	(B)	199,574		323,723	(G)
Original NPL Balance (pre Charge-offs to Equity)	**$888,707**				**$888,707**	
Cumulative Charge-offs to NPL Portfolio (1)	$124,149		$199,574		$323,723	
(-) Implied Specific ALLL (NPLs only)	19,008	(C)	(19,008)		--	
Total NPL-Related Charges to Equity (2)	**$143,157**	(D)			**$323,723**	
NPL Charges to Equity / Pre-Charge-off NPL Balance	***16.1%***				***36.4%***	(H)

Explanations:

(A): Non-performing loans

(B): Cumulative amount of charge-offs related to the non-performing loans (Pre-Transaction)

(C): Specific allowance for loan losses attributable to non-performing loans

(D): Cumulative charges to Book Equity, including charge-offs and allowances for loan losses (Pre-Transaction)

(E): FAS 141(R) Adjustment to non-performing loans

(F): Post-Transaction non-performing loan balance

(G): Cumulative amount of charge-offs related to the non-performing loans (Post-Transaction)

(H): Percentage of charges to equity / Original NPL Balance (pre Charge-offs to Equity)

- As of June 30, 2009, FFC charged-off and had taken a specific reserve for ~16% of its non-performing loans since first classifying them as non-performing

- After taking into account the FAS 141(R) adjustments to the carrying value of FFC's non-performing loans, a total of ~36% of the original NPL balance will have been charged-off or written-off

- The Transaction results in write-downs of non-performing loans that significantly reduces the loan loss uncertainty and should reduce risk in the Bank's balance sheet

1. Source: RP Financial 141(R) fair value assessment; selected data on pages 53 - 55.
2. Source: S-4 filing.

NPA: Strategy to Protect / Create Value

- Pro forma for the Transaction, the Bank will be over-capitalized (relative to regulatory "well-capitalized" guidelines), enabling it to choose the optimal strategy in working through its remaining non-performing loans and other real estate owned ("OREO")

- Assuming the Bank maintains a 10.00% Tier I Leverage Ratio to support the performing assets, it will have $194 million of additional equity capital to support growth and to protect the Bank from any incremental losses in the loan portfolio
  - ~24% Tangible Equity / Non-Performing Assets allows management to be opportunistic in monetizing assets

Pro Forma for FAS 141(R) and Other Transaction Adj. [2][3][4]

	Performing Assets	Non-Performing Assets (1)	Total Assets
(USD thousands)			
Tangible Assets	$3,633,376	$619,206	$4,252,582
Tangible Equity	363,338	151,335	514,673
Percentage of Total			
Tangible Assets	85.4%	14.6%	100.0%
Tangible Equity	70.6%	29.4%	100.0%
Leverage Ratio			
Tangible Equity / Tangible Assets	10.00%	24.44%	12.10%

- The Bank will seek to extract the highest return on capital as it deals with its non-performing assets, including:
  - Provide funding to near-completion projects that may then be sold or refinanced
  - Continue to develop lots that meet zoning standards, at which time it is anticipated they will be held until the market returns to more normalized levels
  - Loans and other assets that do not fall in the above two categories will either be sold or resolved as efficiently as possible

Note
1. Non-performing Assets includes OREO.
2. Assumes no exercise of conversion rights. If 10% of SPAH's shares were converted (minus one share), SPAH would have to pay approximately $42,716 in exchange for 4,328,959 shares.
3. Assumes no exercise of dissenter's rights. If holders of 10% of FFC's shares exercised and perfected their dissenters' rights, SPAH would have to pay the fair value of those shares, in cash, as determined by Chapter 13 of the Washington Business Corporate Act.
4. SPAH is in negotiation with its IPO underwriters regarding the amount and form of payment of the deferred underwriting fees from SPAH's IPO totaling $17,316. The results of these negotiations are uncertain and could result in $17,316 in additional costs for the pro forma company which could be paid in cash.

Capital

Assets

Management

Earnings

Liquidity

Board / Management

- FFC Board will be led by Warren Lichtenstein as Chairman

- Management will be led by Pat Fahey as CEO and Mike Clementz as President

- Pat Fahey and Mike Clementz assumed executive management positions at FFC on December 8, 2008, following deterioration in the general economy and in Frontier's loan portfolio
  - Pat Fahey has over 40 years of experience in the banking industry
  - Mike Clementz has over 45 years of experience in the banking industry

- The continuity of the Frontier management team should provide important consistency for customers and employees

- The addition of Warren Lichtenstein to the holding company board and John McNamara to the Bank board will bring to the Boards of Directors their years of extensive experience as investors, management and active board members and an outside perspective to the oversight and strategy development of the business

Board / Management – Post-Transaction FFC (HoldCo)

- **Warren G. Lichtenstein** – Chairman of the Board of post-Transaction Frontier Financial Corporation
  - Warren is currently Chairman, President and CEO of SPAH. He has more than 20 years of experience investing globally in public and private companies, including debt and equity securities. He co-founded and manages Steel Partners Holdings L.P., Steel Partners II, L.P., Steel Partners Japan Strategic Fund (Offshore), L.P., Steel Partners China Access I L.P. Warren is Chief Executive Officer of Steel Partners LLC, a global management firm

- **Patrick M. Fahey** – CEO & Director of post-Transaction Frontier Financial Corporation and Director of post-Transaction Frontier Bank
  - Pat has over 40 years in the banking industry and has been a director since January 2006. He currently serves as Chairman and CEO of Frontier Financial Corporation and Chairman of Frontier Bank. He was founding chairman, President and CEO of Pacific Northwest Bank for 16 years, one of the regions more successful community banks which was sold to Wells Fargo in 2003

- **Michael J. Clementz** – President of post-Transaction Frontier Financial Corporation
  - Mike has been in the banking industry for over 45 years. He joined Frontier in July 2000 through the merger of Liberty Bay Financial Corporation and North Sound Bank where he was founder, president, CEO and chairman. From 2003 until 2005, Mike served as President and CEO of Frontier Financial Corporation, and as President of Frontier Financial Properties from 2006 until December of 2008. He currently serves as President of Frontier Financial Corporation and CEO of Frontier Bank

- **Carol E. Wheeler** – CFO & Secretary of post-Transaction Frontier Financial Corporation and CFO of Frontier Bank
  - Carol has been with Frontier since 1978. She established its Audit Department (1983), and she served as senior vice president and internal auditor as the bank grew from $100 million to $2 billion, including the holding company and subsidiaries

Board / Management – Post-Transaction Frontier (Bank)

- **John McNamara** – Chairman of the Board of post-Transaction Frontier Bank
  - John is currently Managing Director, Head of Capital Markets, an investment professional of Steel Partners LLC and Chairman of the Board of WebBank. Previously, he was a Managing Director and Partner at Imperial Capital LLC. Mr. McNamara began his career at BayBanks, Inc. where he served in lending and work-out capacities

- **Michael J. Clementz** – CEO of Frontier Bank

- **John J. Dickson** – President of Frontier Bank
  - John has been with Frontier since April 1985. He became president of Frontier Bank in December 2008 and was previously its CEO from May 2003 to November 2008. In addition he served as president and CEO of Frontier Financial from January 2006 through November 2008. John spent most of his early tenure in the financial area of the bank, along with several years in credit administration and as a loan officer

- **Robert W. Robinson** – Executive Vice President and Chief Credit Officer
  - Rob has spent more than 28 years in the banking industry. He joined Frontier in July 2000 through the merger of Liberty Bay Financial Corporation. Rob was formerly the president and director of Liberty Bay Financial Corporation and North Sound Bank

Capital

Assets

Management

Earnings

Liquidity

Historical Income Statement

Income Statement (USD thousands)	Fiscal Year-End					Year-to-Date	
	2004	2005	2006	2007	2008	Jun-08	Jun-09
Interest Income	$140,228	$178,886	$250,144	$299,672	$279,055	$149,842	$96,072
(-) Interest Expense	(34,939)	(51,736)	(86,942)	(113,041)	(112,185)	(57,553)	(50,869)
Net Interest Income	**$105,289**	**$127,150**	**$163,202**	**$186,631**	**$166,870**	**$92,289**	**$45,203**
(-) Provision for Loan Losses	(3,500)	(4,200)	(7,500)	(11,400)	(120,000)	(33,500)	(135,000)
Net Interest Income, After ALLL	**$101,789**	**$122,950**	**$155,702**	**$175,231**	**$46,870**	**$58,789**	**($89,797)**
(+) Non-Interest Income	13,944	13,075	15,623	13,309	14,830	10,501	7,912
(-) Non-Interest Expense	(50,725)	(58,112)	(67,046)	(77,016)	(82,999)	(43,078)	(48,679)
(+/-) One-Time Gains / (Losses)	--	--	--	--	(77,073)	--	--
Earnings Before Taxes (EBT)	**$65,008**	**$77,913**	**$104,279**	**$111,524**	**($98,372)**	**$26,212**	**($130,564)**
(-) Income Tax Provision	(21,963)	(26,329)	(35,369)	(37,586)	8,635	(8,637)	46,759
Net Income	**$43,045**	**$51,584**	**$68,910**	**$73,938**	**($89,737)**	**$17,575**	**($83,805)**
(÷) Fully Diluted Shares	42,206	42,743	45,485	45,601	46,992	47,386	47,127
Earnings Per Share (EPS)	**$1.02**	**$1.21**	**$1.52**	**$1.62**	**($1.91)**	**$0.37**	**($1.78)**
EPS Growth	*NA*	*18.3%*	*25.5%*	*7.0%*	*(217.8%)*	*NA*	*NM*
Average Assets	$2,181,246	$2,468,685	$3,041,572	$3,470,564	$4,107,571	$4,041,808	$4,154,923
Average Equity	234,543	275,101	364,368	394,176	461,981	472,369	331,056
Profitability Metrics							
Net Interest Margin	5.14%	5.48%	5.73%	5.67%	4.26%	4.82%	2.26%
Efficiency Ratio	42%	41%	38%	37%	45%	42%	83%
ROAA	1.97%	2.09%	2.27%	2.13%	(2.18%)	0.87%	(4.03%)
ROAE	18.35%	18.75%	18.91%	18.76%	(19.42%)	7.44%	(50.63%)
Average Yield on Earning Assets	6.83%	7.70%	8.76%	9.07%	7.10%	7.84%	4.77%
Average Cost of Funds (1)	1.81%	2.83%	3.28%	3.71%	3.09%	3.25%	2.68%

Note
1. Average cost of funds calculated as interest expense / (interest bearing liabilities + non-interest bearing deposits).

Adjusted June 30, 2009 Earnings

(USD thousands)	Quarter Ended June 30, 2009
Reported Loss Before Benefit For Income Taxes	**($77,348)**
Reverse Reported Provisions and Non-Recurring Expenses	
Reversal of Provision for Loan Losses	77,000
Addback Reversal of Adjustments to Interest Income	5,400
Reversal of Net Gain (Loss) on Sale of Securities	149
Reversal of Net Gain (Loss) on Other Real Estate Owned	451
Reversal of Severance Charges	360
Expected Savings From Workforce Reduction	625
Reversal of FDIC Special Assessment	1,900
Reversal of Collections, Legal and Foreclosure Expenses [1]	2,000
Pre-Tax Adjustments	$87,885
Adjusted Income Before Provision For Income Taxes	**$10,537**

- FFC's second quarter 2009 pre-tax earnings have been adjusted to reflect one-time charges

- The FAS 141(R) fair value adjustments to the loan portfolio should reduce the need for provisions in the future
  - Excluding the reversal of the provision for loan losses and other one-time items for the quarter ended June 30, 2009, FFC remains profitable

- Pro forma for the Transaction, Frontier will benefit from the ability to make new, profitable loans at today's attractive spreads

- In addition, as Frontier transitions into a well-capitalized bank with a clean loan portfolio, it will benefit from lower costs related to work-outs of NPA

- Non-performing loans and a high cost of funds continue to negatively impact earnings

- A future removed of regulatory restrictions (to the extent regulatory relief is granted) should allow Frontier to optimize its sources and cost of funding
  - Frontier's cost of funding[2] in the most recent quarter was 2.59% versus its comparables (selected by management as appropriate[3]) with an average cost of funding of 1.17%

Notes
1. $2 million credit collections, legal and foreclosure expenses for quarter ended June 30, 2009 as per July 29, 2009 earnings call.
2. Cost of funding is interest expense / total deposits and borrowings.
3. Comparable companies presented on page 13. The criteria for selection of the comparable companies was western region commercial banks trading at or above tangible book value. Using a different set of comparables could result in different conclusions.
Source: S-4 and other public filings.

Capital

Assets

Management

Earnings

Liquidity

Liquidity

Liquidity Summary [1][2][3][4] (USD thousands)	FQE Jun-09	FAS 141(R) Adj., Net	Transaction Adj., Net	Pro Forma Jun-09	% of Total Liquidity
Cash & Cash Equivalents / Due from Banks	$42,697	$--	$444,422	$487,119	56.6%
Federal Funds Sold	289,871	--	--	289,871	33.7%
Securities	83,399	(55)	--	83,344	9.7%
Total Liquidity	**$415,967**			**$860,334**	**100.0%**
Total Assets	**$3,987,403**	**($131,696)**	**$445,306**	**$4,301,013**	
Total Liquidity / Total Assets	**10.4%**			**20.0%**	
Breakdown of Securities					
Available for Sale Securities					
Equities	$2,175	$--	$--	$2,175	2.7%
U.S. Treasuries	6,339	--	--	6,339	7.9%
U.S. Agencies	31,864	--	--	31,864	39.7%
Corporate Securities	2,162	--	--	2,162	2.7%
Mortgage-Backed Securities	34,846	--	--	34,846	43.4%
Municipal Securities	2,932	--	--	2,932	3.7%
Total Available for Sale Securities	**$80,318**			**$80,318**	**100.0%**
Held to Maturity Securities					
Corporate Securities	$1,524	($78)	$--	$1,446	47.8%
Municipal Securities	1,557	23	--	1,580	52.2%
Total Held to Maturity Securities (Amortized Cost)	**$3,081**			**$3,026**	**100.0%**
Total Securities	**$83,399**			**$83,344**	

- ▪ FFC had a liquidity position as of June 30, 2009 that was greater than 10% of Total Assets
  - – The Transaction should almost double that amount
- ▪ FFC does not have any derivatives or exotic financial securities on its balance sheet
- ▪ Post Transaction liquid assets will be comprised of low-risk assets – predominantly cash and fixed income securities; only 2.7% of total AFS Securities is comprised of equities today

Note
1. Pro forma liquidity level could vary on a number of factors.
2. Assumes no exercise of conversion rights. If 10% of SPAH's shares were converted (minus one share), SPAH would have to pay approximately $42,716 in exchange for 4,328,959 shares.
3. Assumes no exercise of dissenter's rights. If holders of 10% of FFC's shares exercised and perfected their dissenters' rights, SPAH would have to pay the fair value of those shares, in cash, as determined by Chapter 13 of the Washington Business Corporate Act.
4. SPAH is in negotiation with its IPO underwriters regarding the amount and form of payment of the deferred underwriting fees from SPAH's IPO totaling $17,316. The results of these negotiations are uncertain and could result in $17,316 in additional costs for the pro forma company which could be paid in cash.

Source: S-4, other public filings, reconciliation on page 58 and RP Financial 141(R) fair value assessment; selected data on pages 53 - 55.

Funding Mix Overview

Funding Mix Summary	Fiscal Year-End					Fiscal Quarter-End	
(USD thousands)	2004	2005	2006	2007	2008	Mar-09	Jun-09
Non-Interest Bearing Deposits	$313,275	$395,852	$406,621	$390,526	$395,451	$410,411	$404,832
Money Market, Sweep & NOW Accounts	270,894	322,283	683,948	745,780	325,554	365,808	409,606
Savings Accounts	642,434	495,108	305,669	254,722	365,114	334,076	285,725
Time Deposits - Less than $100K	277,462	359,468	467,503	588,761	731,297	704,330	792,470
Brokered CDs	8,313	16,943	44,940	130,817	561,038	734,121	582,318
Time Deposits - Greater than $100K	283,464	471,726	544,951	832,630	896,711	804,910	774,182
Federal Funds Purchased	10,205	20,813	81,673	258,145	21,616	22,067	17,564
FHLB Advances	175,088	240,000	282,017	298,636	429,417	428,996	421,130
Total Funding Mix	**$1,981,135**	**$2,322,193**	**$2,817,322**	**$3,500,017**	**$3,726,198**	**$3,804,719**	**$3,687,827**

Deposit / Funding Mix (6/30/09)



Federal Funds Purchased 0%
FHLB Advances 11%
Non-Interest Bearing Deposits 11%
Money Market, Sweep & NOW Accounts 11%
Savings Accounts 8%
Time Deposits - Less than $100K 22%
Brokered CDs 16%
Time Deposits - Greater than $100K 21%

- As of June 30, 2009, the Bank received a substantial portion of its funding from time deposits
  - Management has initiatives in place to increase core deposits
  - As an over-capitalized bank (relative to regulatory "well-capitalized" guidelines), free of certain regulatory constraints (to the extent regulatory relief is granted), Frontier should be able to optimize its cost of funding
  - The Bank should be able to regain access to traditional lines of credit with correspondent banks

Source: Frontier Bank Call Reports.

Geographic Footprint & Market Share

Powerful Position in Attractive Puget Sound Area



SEATTLE

- From its headquarters in Everett, WA the Bank has built a strong competitive position over its 30 year history through organic growth and acquisition

- Frontier ranks 8th in Washington State's deposit market share and operates 48 branches in the state

- Demographic trends are attractive in the area including strong population growth and above average household incomes

- The economy within Frontier's Washington footprint is highly diversified and includes large employers such as Boeing, Microsoft, Amazon, the Port of Tacoma, the Port of Everett, Starbucks and Costco
  - Regional economy should benefit from increase in technology spending in 2010 and beyond
  - Strong ties to global economy
  - Construction activity has started to return

- Frontier has targeted the I-5 corridor from Seattle/Bellevue to Tacoma for future growth opportunities

Substantial Growth Potential in Oregon



- Frontier's position in Oregon is notably less developed
  - 3 branches, acquired via acquisition late in 2007

- Oregon deposit market share over 50% concentrated in the top 4 national banks
  - Significant opportunity for community banks

- Strong demographic trends and stabilizing economic condition

- Diverse economy with foundations in natural resources and agriculture with more recent growth in manufacturing and high technology

- The Bank's presence in Oregon provides a key platform for potential growth as Oregon law prohibits de novo branching by out of state companies, providing a legitimate barrier of entry to competitors

Well-Positioned in Washington

As of June 30, 2008

Washington

Rank	Company Name	Branches in Market	Total Market Deposits	Market Share (%)
1	Bank of America Corp.	239	26,323,252	23.4
2	JPMorgan Chase & Co.	189	12,443,533	11.1
3	U.S. Bancorp	185	9,836,558	8.8
4	Wells Fargo & Co.	159	7,908,450	7.0
5	KeyCorp	152	7,882,984	7.0
6	Sterling Financial Corp.	72	4,264,635	3.8
7	Washington Federal Inc.	56	3,522,753	3.1
8	**Frontier Financial Corp.**	**48**	**3,130,922**	**2.8**
9	Banner Corp.	65	2,996,865	2.7
10	W.T.B. Financial Corp.	25	2,355,857	2.1
	Market Total	**1,931**	**112,330,698**	

Pierce County, WA

Rank	Institution	Branches in Market	Total Market Deposits	Market Share (%)
1	Columbia Banking System Inc.	23	1,491,952	17.4
2	KeyCorp	28	1,367,393	16.0
3	Bank of America Corp.	19	1,136,943	13.3
4	JPMorgan Chase & Co.	15	783,849	9.2
5	Wells Fargo & Co.	14	728,232	8.5
6	Rainier Pacific Finl Group Inc	11	448,091	5.2
7	U.S. Bancorp	22	438,772	5.1
8	**Frontier Financial Corp.**	**8**	**283,661**	**3.3**
9	Heritage Financial Corp.	7	242,827	2.8
10	Pierce County Bancorp	1	236,292	2.8
	Total For Institutions In Market	**205**	**8,569,710**	

Snohomish County, WA

Rank	Company Name	Branches in Market	Total Market Deposits	Market Share (%)
1	**Frontier Financial Corp.**	**14**	**1,818,091**	**18.7**
2	JPMorgan Chase & Co.	22	1,311,205	13.5
3	Bank of America Corp.	24	1,213,744	12.5
4	City Bank	6	834,687	8.6
5	Cascade Financial Corp.	13	743,393	7.6
6	Wells Fargo & Co.	17	585,802	6.0
7	KeyCorp	17	499,540	5.1
8	Sterling Financial Corp.	4	396,214	4.1
9	U.S. Bancorp	12	299,727	3.1
10	Washington Federal Inc.	6	287,679	3.0
	Market Total	**193**	**9,739,535**	

King County, WA

Rank	Company Name	Branches in Market	Total Market Deposits	Market Share (%)
1	Bank of America Corp.	98	19,821,670	36.6
2	U.S. Bancorp	54	6,634,246	12.3
3	JPMorgan Chase & Co.	79	6,339,110	11.7
4	Wells Fargo & Co.	63	4,681,033	8.7
5	KeyCorp	54	4,172,543	7.7
6	Washington Federal Inc.	32	2,451,619	4.5
7	HomeStreet Inc.	9	971,046	1.8
8	First Financial Northwest Inc	1	867,502	1.6
9	Sterling Financial Corp.	14	669,743	1.2
10	**Frontier Financial Corp.**	**13**	**616,403**	**1.1**
	Market Total	**539**	**54,106,518**	

Source: SNL Financial.

Important Foothold in Oregon

As of June 30, 2008

	Oregon					Marion County, OR			
Rank	Company Name	Branches in Market	Total Market Deposits	Market Share (%)	Rank	Company Name	Branches in Market	Total Market Deposits	Market Share (%)
1	U.S. Bancorp	190	8,363,633	17.0	1	West Coast Bancorp	14	575,260	16.9
2	Bank of America Corp.	90	6,568,087	13.4	2	U.S. Bancorp	14	534,675	15.7
3	Wells Fargo & Co.	128	6,074,980	12.4	3	JPMorgan Chase & Co.	11	519,485	15.2
4	JPMorgan Chase & Co.	105	5,600,526	11.4	4	Wells Fargo & Co.	13	405,765	11.9
5	Umpqua Holdings Corp.	72	3,509,155	7.1	5	KeyCorp	8	240,247	7.0
6	KeyCorp	66	3,399,343	6.9	6	PTB Corporation	2	220,509	6.5
7	Sterling Financial Corp.	68	2,049,897	4.2	7	Umpqua Holdings Corp.	3	202,221	5.9
8	West Coast Bancorp	54	1,653,133	3.4	8	Cascade Bancorp	3	137,995	4.0
9	Washington Federal Inc.	27	1,174,414	2.4	9	**Frontier Financial Corp.**	**1**	**137,010**	**4.0**
29	**Frontier Financial Corp.**	**3**	**172,640**	**0.4**	10	Washington Federal Inc.	2	104,434	3.1
	Market Total	**1,120**	**49,161,075**			**Total For Institutions In Market**	**83**	**3,412,524**	

Source: SNL Financial.

Appendix

RP Financial 141(R) Selected Data

Table 1.1
Estimated Fair Value Adjustment
Credit and Marketability Component

	Amount	Credit/Marketability Adjustment		
		Factor (1)	Amount	
Performing loans	($000)	(%)	($000)	
Construction/land/devel. loans	$ 808,669	10.00%	$ (80,867)	
All other loans	$ 1,698,221	1.29%	$ (21,988)	(2)
30-89 deliquencies-construction	$ 100,090	20.00%	$ (20,018)	
30-89 deliquencies-all other	$ 44,680	10.00%	$ (4,468)	
Non-accrual loans			$ -	
Construction/land/devel. loans	$ 652,197	26.29%	$ (171,484)	(3)
All other non-accrual loans	$ 112,361	25.00%	$ (28,090)	
Fair value adjustment - Marketability	$ 3,416,219		$ (326,915)	

(1) Discount as a percent of principal balance.
(2) Includes all other loans and contra-asset accounts.
(3) See detail in Table 1.2.

RP Financial 141(R) Selected Data (cont'd)

Table 1.2
Estimated Fair Value Adjustment For Non-Accrual Loans
Credit/Marketability Component

Non-accrual loan type	6/30/09 Net Book Value (1) ($000)	Credit/Marketability Adjustment Factor (2) (%)	Credit/Marketability Adjustment Amount ($000)	Chargeoffs Since Origination ($000)	* * Memo Item * * Credit/Market. Adj. Plus Chargeoffs/ Gross Balance (3) (%)
I. Construction, Land and Development Loans					
Residential Construction - Completed	$ 163,658	15.0%	$ 24,549		
Residential Construction - Not Completed	$ 103,444	25.0%	$ 25,861		
Total/Weighted Average	$ 267,102	18.9%	$ 50,410	$ 51,481	32.0%
Residential Land Dev. - Completed	$ 99,413	15.0%	$ 14,912		
Residential Land Dev. - Not Completed	$ 146,705	40.0%	$ 58,682		
Total/Weighted Average	$ 246,118	29.9%	$ 73,594	$ 23,546	36.0%
Residential Lot Loans - Completed	$ 20,028	25.0%	$ 5,007		
Residential Lot Loans - Not Completed	$ 68,148	40.0%	$ 27,259		
Total/Weighted Average	$ 88,176	36.6%	$ 32,266	$ 27,356	51.6%
Commercial RE Construction - Completed	$ 20,126	15.0%	$ 3,019		
Commercial RE Construction - Not Completed	$ 499	25.0%	$ 125		
Total/Weighted Average	$ 20,625	15.2%	$ 3,144	$ -	15.2%
Commercial RE Land Development - Completed	$ -		$ -		
Commercial RE Land Development - Not Completed	$ 21,790	40.0%	$ 8,716		
Total/Weighted Average	$ 21,790	40.0%	$ 8,716	$ -	40.0%
Commercial RE Lot Loans- Completed	$ -		$ -		
Commercial RE Lot Loans- Not Completed	$ 8,387	40.0%	$ 3,355		
Total/Weighted Average	$ 8,387	40.0%	$ 3,355	$ 192	41.3%
Total Construction, Land and Dev. Loans	$ 652,197	26.3%	$ 171,484	$ 102,575	36.3%
II. All Other Loans	$ 112,361	25.0%	$ 28,090	$ 21,574	37.1%
Total/Weighted Average For All Non-Accrual Loans	$ 764,558	26.1%	$ 199,574	$ 124,149	36.4%

(1) Reflects balance net of chargoffs since origination.
(2) Discount as a percent of net book value as of 6/30/2009.
(3) Reflects estimated fair value adjustments plus chargeoffs relative to gross loan balance.

RP Financial 141(R) Selected Data (cont'd)

Table 1.3
Estimated Fair Value Adjustments for Loans Receivable
Yield and Credit/Marketability Adjustments

Component	Amount ($000)
Yield Adjustment:	
Fair Value Adjustment	$ 16,449
Plus: Unearned Fee Income	8,820
Bank of Salem Purchase Adj.	2,277
Less: Unamortized Loan Costs	(523)
Total Net Yield Adjustments	$ 27,023
Credit/Marketability Adjustment	$ (326,915)
Total Fair Value Adjustment	$ (299,892)

Reconciliations

		Source
Cash from Trust - Page 6		
Cash, cash equivalents and due from banks	$409,015	S-4 Page 222
Cash, cash equivalents and due from banks	17,316	S-4 Page 222
Cash from Trust	**$426,331**	
Goodwill & Other Intangible Assets - 141(R) - Page 8		
Adjustment to Intangible assets, net	($687)	S-4 Pro Forma Balance Sheet
Adjustment to prepaid expenses and other assets	48,431	RP Financial 141(R) fair value assessment
Net Adjustment	**$47,744**	
141(R) Retained Earnings - Page 8		
Total consideration to Frontier	$40,711	S-4 Page 227
Excess of net assets over purchase price	76,261	S-4 Page 227
Total equity after FAS 141(R) adjustments	**$116,972**	
FFC Shareholder's Equity	$269,486	S-4 Page F-28
Total equity after FAS 141(R) adjustments	(116,972)	
Adjustment to FFC retained earnings	**$152,514**	
SPAH Cash, Cash In Trust, Cash Equivalents & Due From Banks - Page 8		
Cash, cash equivalents and due from banks	$1,591	S-4 Page 222
Cash, cash equivalents and due from banks	409,015	S-4 Page 222
Cash, cash equivalents and due from banks	17,316	S-4 Page 222
SPAH Cash, Cash In Trust, Cash Equivalents & Due From Banks	**$427,922**	
M&A Adj Cash, Cash In Trust, Cash Equivalents & Due From Banks - Page 8		
Cash, cash equivalents and due from banks	$30,000	S-4 Page 222
Cash, cash equivalents and due from banks	(13,500)	S-4 Page 222
M&A Adj Cash, Cash In Trust, Cash Equivalents & Due From Banks	**$16,500**	
SPAH Other Current Assets - Page 8		
Deferred taxes	$118	S-4 Page 222
Accrued interest receivable	88	S-4 Page 222
Tax overpayment due to trust account	622	S-4 Page 222
Prepaid expenses and other assets	56	S-4 Page 222
SPAH Other Current Assets	**$884**	
SPAH Accounts Payable, Accrued Expenses & Other Liabilities - Page 8		
Accounts payable, accrued expenses and other liabilities	$196	S-4 Page 223
Other payables -- deferred underwriters' fee	17,316	S-4 Page 222
SPAH Accounts Payable, Accrued Expenses & Other Liabilities	**$17,512**	

Reconciliations (cont'd)

		Source
SPAH Common Equity - Page 8		
Common stock subject to conversion	$128,148	S-4 Page 223
Common stock -- SP Acquisition Holdings, Inc.	41	S-4 Page 223
Additional paid in capital -- SP Acquisition Holdings, Inc	280,334	S-4 Page 223
SPAH Common Equity	**$408,523**	
M&A Adj Common Equity - Page 8		
Common stock -- Frontier Financial Corp.	($257,694)	S-4 Page 223
Total consideration to Frontier	40,711	S-4 Page 227
Additional paid in capital -- SP Acquisition Holdings, Inc.	29,997	S-4 Page 223
Common stock -- SP Acquisition Holdings, Inc.	3	S-4 Page 223
M&A Adj Common Equity	**($186,983)**	
M&A Adj Retained Earnings - Page 8		
Additional paid in capital -- SP Acquisition Holdings, Inc.	$17,316	S-4 Page 223
Retained earnings -- Frontier Financial Corp.	(14,215)	S-4 Page 223
Adjustment to FFC retained earnings	152,514	See Above - Adjustment to FFC retained earnings
Common stock -- SP Acquisition Holdings, Inc.	(9)	S-4 Page 223
Additional paid in capital -- SP Acquisition Holdings, Inc.	9	S-4 Page 223
Retained earnings (deficit) -- SP Acquisition Holdings, Inc.	76,261	S-4 Page 223
Retained earnings (deficit) -- SP Acquisition Holdings, Inc.	(13,500)	S-4 Page 223
M&A Adj Retained Earnings	**$218,376**	
FAS 141(R) Adjustments - Page 10		
Total consideration to Frontier	$40,711	S-4 Page 227
Excess of net assets over purchase price	76,261	S-4 Page 227
Total equity after FAS 141(R) adjustments	**$116,972**	
FFC Shareholder's Equity	$269,486	S-4 Page F-28
Total equity after FAS 141(R) adjustments	(116,972)	
FAS 141(R) Adjustments	**$152,514**	

Reconciliations (cont'd)

		Source
Other Transaction Adjustments to Book Value - Page 10		
Common stock -- SP Acquisition Holdings, Inc.	$41	S-4 Page 223
Common stock -- SP Acquisition Holdings, Inc.	3	S-4 Page 223
Common stock -- SP Acquisition Holdings, Inc.	13	S-4 Page 223
Additional paid in capital -- SP Acquisition Holdings, Inc.	(9)	S-4 Page 223
Additional paid in capital -- SP Acquisition Holdings, Inc.	280,334	S-4 Page 223
Additional paid in capital -- SP Acquisition Holdings, Inc.	29,997	S-4 Page 223
Additional paid in capital -- SP Acquisition Holdings, Inc.	17,316	S-4 Page 223
Additional paid in capital -- SP Acquisition Holdings, Inc.	128,135	S-4 Page 223
Additional paid in capital -- SP Acquisition Holdings, Inc.	9	S-4 Page 223
Retained earnings (deficit) -- SP Acquisition Holdings, Inc.	2,771	S-4 Page 223
Retained earnings (deficit) -- SP Acquisition Holdings, Inc.	(13,500)	S-4 Page 223
Other Transaction Adjustments to Book Value	**$445,110**	
TCE / Tangible Assets - Page 13		
Tangible Common Equity	$513,651	
Total Assets	$4,301,013	S-4 Page 222
Core Deposit Intangibles	(48,431)	RP Financial 141(R) fair value assessment
Tangible Assets	**$4,252,582**	
TCE / Tangible Assets	**12.08%**	
Post-Transaction Non-Performing Loans - Page 26		
Total nonaccruing loans as of June 30, 2009	$764,558	S-4 Page F-39
Write-down of non-accruing loans - Construction/land/devel. Loans	(171,484)	RP Financial 141(R) fair value assessment
Write-down of non-accruing loans - All other non-accrual loans	(28,090)	
Post-Transaction Non-Performing Loans	**$564,984**	
Cash & Cash Equivalents / Due from Banks - Page 45		
Cash, cash equivalents and due from banks	$1,591	S-4 Page 222
Cash, cash equivalents and due from banks	409,015	S-4 Page 222
Cash, cash equivalents and due from banks	17,316	S-4 Page 222
Cash, cash equivalents and due from banks	30,000	S-4 Page 222
Cash, cash equivalents and due from banks	(13,500)	S-4 Page 222
Cash & Cash Equivalents / Due from Banks	**$444,422**	